Securities and Exchange Commission
Washington, D.C. 20549

Form N-8A

Notification of Registration Filed Pursuant to Section 8(a)

of the Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	TCG STRATEGIC INCOME FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):	525 Okeechobee Blvd., Suite 1650 West Palm Beach, FL 33401

Telephone Number (including area code):	(561) 530-3313

Name and Address of agent for service of process:	Gabriel Katz
General Counsel
525 Okeechobee Blvd., Suite 1650
West Palm Beach, FL 33401

With copies of Notices and Communications to:	Kelly Pendergast Carr
Walter Draney
320 S Canal Street
Chicago, IL 60606

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒   NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 the Registrant has caused this notification of registration to be duly signed on its behalf in the City of West Palm Beach in the State of Florida on the 4th day of June, 2025.

TCG STRATEGIC INCOME FUND
(Name of Registrant)

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Trustee

Attest:	/s/ Gabriel Katz
Name:	Gabriel Katz
Title:	General Counsel